August 21, 2024

Scott F. Kavanaugh
Chief Executive Officer
First Foundation Inc.
200 Crescent Court
Suite 1400
Dallas, Texas 75201

       Re: First Foundation Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed July 29, 2024
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed August 16, 2024
           File No. 001-36461
Dear Scott F. Kavanaugh:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance